Exhibit (a)(1)(E)

Supplement to Exchange Circular dated April 17, 2007

CBRL GROUP, INC.

Has Increased the Exchange Fee and
Amended the terms of its Offer to Exchange

Zero Coupon Senior Convertible Notes due 2032
(CUSIP Nos. 12489VAC0) and an Exchange Fee
for all our outstanding
Liquid Yield Option Notes due 2032 (Zero Coupon - Senior)
(CUSIP Nos. 12489VAB2; 12489VAA4)

THE EXCHANGE OFFER HAS BEEN EXTENDED AND AMENDED.
THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00
P.M., EASTERN TIME, ON MONDAY, APRIL 30, 2007, UNLESS THE EXCHANGE
OFFER IS FURTHER EXTENDED.

This Supplement (this “Supplement”) supplements and amends the Exchange Circular dated March 20, 2007 (as it may be further supplemented or amended from time to time, the “Exchange Circular”) and the related Letter of Transmittal (as it may be further supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Exchange Circular, the “Offer”) of CBRL Group, Inc., a Tennessee corporation (referred to as “CBRL,” “us” or “we”). All capitalized terms used in this Supplement that are defined in the Offer shall have the same meanings set forth in the Offer unless the context clearly requires otherwise or as otherwise indicated below.

We are amending the Offer to:

•	Increase the exchange fee from $0.60 to $1.20 per $1,000 in principal amount at maturity of Old Notes; and

•
Change a provision of the New Notes that would have allowed us to redeem the New Notes on 15 days notice to conform to the provisions of the Old Notes requiring the Company to provide a minimum of 30 days notice for redemption of the New Notes.

We also have extended the Expiration Date of the Offer to 5:00 p.m., Eastern time, on Monday, April 30, 2007, unless further extended.

All references in the Offer to the “exchange fee” shall mean $1.20 per $1,000 in principal amount of Old Notes. All references in the Offer to the “expiration date” shall mean 5:00 a.m., Eastern time, on Monday, April 30, 2007, unless the Offer is further extended. All references in the Offer to the “New Notes” shall mean the New Notes, modified as indicated above.

Amended and Restated Letter of Transmittal

Holders wishing to exchange Old Notes for New Notes may continue to use the Letter of Transmittal originally provided by CBRL on March 20, 2007, or the Amended and Restated Letter of Transmittal filed as an exhibit to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on April 17, 2007.

Holders that have previously validly tendered (and not withdrawn) their Old Notes pursuant to the Offer are not required to take any further action to receive the New Notes and the increased exchange fee purchased pursuant to the Offer. Holders that wish to withdraw their Notes must follow the procedures described in “If I tender my Old Notes, can I change my mind and withdraw my tender of Old Notes?” on page 6 of the Exchange Circular and “Withdrawal of Tenders” on page 31 of the Exchange Circular.

Except as set forth in this Supplement, the terms and conditions of the Offer remain as set forth in the Exchange Circular and the Letter of Transmittal. This Supplement should be read in connection with the Exchange Circular and the Letter of Transmittal.

CBRL GROUP, INC.

April 17, 2007

Questions and requests for assistance or for additional copies of this Supplement, the Offer or the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Global Bondholder Services Corporation
65 Broadway— Suite 704
New York, NY 10006
Attn: Corporate Actions
Telephone: (212) 430-3774 (Banks and Brokers)
(866) 470-4300